Exhibit 99.1

Xinyuan Real Estate Co., Ltd. to Report Second Quarter 2020 Unaudited Financial Results on September 2, 2020

BEIJING, August 25, 2020 -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager, today announced that it will release its unaudited financial results for the second quarter on Wednesday, September 2, 2020, before U.S. markets open.

Xinyuan’s management team will host an earnings conference call to discuss its second quarter 2020 financial results on Wednesday, September 2, 2020 at 8:00am ET, listeners may access the call by dialing:

US Toll Free:	1-866-575-6539

Toll/International:	1-323-994-2082

China National:	4001 209101

Hong Kong Toll Free:	800 961 105

United Kingdom Toll Free:	0800 358 6377

A replay of the conference call may be accessed by phone at the following numbers until September 9, 2020:

US:	1-844-512-2921

International:	1-412-317-6671

Access code:	7000011

A live and archived webcast of the conference call will be available at http://ir.xyre.com.

A live broadcast will be also available at Roadshowing and FUTU platform, the links are as follows:

https://www.roadshowing.com/roadshowing/info.html?id=26335

https://q.futunn.com/nnq/detail/104747777851400.html

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Investor Contact:

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com